Exhibit (a)(15)



FOR IMMEDIATE RELEASE

               SHONEY'S, INC. MAKES ANNOUNCEMENT IN CONNECTION WITH TENDER OFFER FOR LIQUID YIELD OPTION NOTES DUE 2004

     NASHVILLE, Tenn., April 17 /PRNewswire/ -- Shoney's, Inc. (NYSE: SHN) ("Shoney's") today announced that it is not actively pursuing the regulatory clearance that would permit the Company to mail definitive consent materials to holders of its outstanding $177 million principal amount at maturity of Liquid Yield Option Notes due 2004. Accordingly, the Company does not intend to mail definitive consent materials to holders of the LYONS and does not intend to extend the tender offer made to holders of the LYONS. The tender offer will expire at 11:59 p.m., New York City time, on April 24, 2000.

     Shoney's owns, operates, and franchises approximately 1,100 restaurants in 28 states including Shoney's Restaurants, Captain D's Seafood Restaurants and Fifth Quarter Restaurants. This release contains forward-looking statements. There are certain important factors that could cause results to materially differ from those anticipated from the statements above. Additional information that could potentially affect the Company's financial results may be found in the Company's filings with the Securities and Exchange Commission.

     Contact: /CONTACT: Andrew Karp, Managing Director, Banc of America Securities LLC (704) 388-4813 or (888) 292-0070.